

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 27, 2006

Mr. Eric H. Edwards
Chief Financial Officer
Queenstake Resources Ltd.
999-18th Street, Suite 2940
Denver, Colorado 80202

> **Re:** **Queenstake Resources Ltd.**
> **Form 40-F for the Year Ended December 31, 2005**
> **Filed on March 31, 2006**
> **File No. 001-32368**

Dear Mr. Edwards:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Year Ended December 31, 2005

Disclosure Controls and Procedures, page 3

1. We note that you state that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. Please revise to clarify, if true, that your officers concluded that your disclosures controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal

executive and principal financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e). Also please revise in a similar manner, your disclosure controls and procedures disclosed on page 14 within Management's Discussion and Analysis of Financial Condition and Results of Operations.

Exhibit 2

Financial Statements

Notes to Consolidated Financial Statements, page 6

Note 2 – Summary of Significant Accounting Policies, page 6

(f) Inventories, page 7

2.   We note your disclosure that indicates your materials and supplies inventories are valued "at the lower of average cost and replacement cost". Please explain why you believe replacement cost is an appropriate measure of value for inventories. Please refer us to the guidance you are relying upon for both U.S. and Canadian GAAP.

(h) Mineral Property, plant and equipment, page 7

3.   Please expand your accounting policy disclosure to address your accounting for exploration costs and deferred stripping for both U.S. and Canadian GAAP. We note elsewhere in your document that you have conducted exploration activities in 2005, but we are unable to locate a U.S and Canadian GAAP difference in your disclosures. Please advise.

Note 23. Differences Between Canadian and United States Generally Accepted Accounting Principles, page 21

4.   We note your disclosure that the value of equity units, consisting of common shares and warrants, issued in cash financings is assumed to be substantially attributable to the value of the common shares; accordingly no portion of the cash received for the units is assigned to the warrants. Please cite the guidance you are relying upon for your accounting for these instruments for both Canadian and U.S. GAAP. In addition, for each of your equity financings which included the issuance of warrants, please tell us in detail how you accounted for such warrants under US GAAP and Canadian GAAP. To the extent that you believe that the warrants do not meet the definition of a derivative under FAS 133, please tell us in detail how you reached your conclusion. To the extent that you believe that the

warrants qualify for classification within equity, please tell us how you reached this conclusion with due regard to paragraphs 12-32 of EITF 00-19.

Engineering Comments

Exhibit 1

The 2005 Redevelopment Plan, page 8

5.   You state that 8,000 ounces of gold were retained within your stockpile base and should be processed by year end. Please provide, separate from the filing, the metallurgical balance and other calculations which form the basis for this estimate. Explain how this relates to and impacts the mine-mill metallurgical reconciliation and geologic grade models.

Exhibit 3

Management Discussion and Analysis of Financial Condition and Results of Operations

Resources and Reserves, page 8

6.   You state the reserves and resources were audited and verified as satisfying the standards of Canadian Instrument 43-101 by SRK Consulting. Please disclose within the glossary, definitions of the effort or tasks required to perform a mineral reserve audit as compared to a mineral reserve review.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact John Cannarella at (202) 551-3337 if you have questions
regarding comments on the financial statements and related matters. You may contact
Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering
comments. Please contact me at (202) 551-3683 with any other questions.

                                                            Sincerely,

                                                            Jill Davis
                                                            Branch Chief